SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    July 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA has Signed a $650,000 Contract, With a Strategic Customer, to Provide Digital Video Recorders for a Fighter Aircraft dated July 20, 2006.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA has Signed a $650,000 Contract, With a Strategic Customer, to Provide Digital Video Recorders for a Fighter Aircraft

Thursday July 20, 8:59 am ET

FARNBOROUGH, England, July 20 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News) announced today that it has received a purchase order in excess of $650,000 to provide a strategic customer with Digital Video Recording System (DVRS) and Ground Replay System (GRS), as part of a major avionics upgrade it executes.

The DVRS is composed of HUD camera, the Network Centric Digital Recorder (NCDR), a multi channel solid state video, audio and data recorder and advanced ground playback systems. Similar package was recently selected by Lockheed Martin Aeronautics as the baseline F-16 DVR for FMS customers.

This order is added to the NCDR production orders following the Chilean Block 52 F-16 aircraft, the Boeing/US NAVY T-45 aircraft and the Lockheed Martin/Greek Air Force F-16 aircraft (the Boeing and Lockheed orders are by subcontracts to Smiths Aerospace). Production deliveries will commence in 2006 and continue for 12 months.

Commenting on the award, Zvi Alon, RADA's V.P. of Business Development said "This is one of our strategic customers and we trust this program will open the door for more exciting opportunities to come."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                  (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: July 21, 2006